

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 22, 2008

via U.S. mail and facsimile

James P. Waters, Chief Financial Officer
Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

>   **RE: Hillman Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 28, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
>   **File No. 1-13293**

Dear Mr. Waters:

    We have reviewed your response letter dated May 15, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 18

1. We note your response to the fifth bullet of comment 9 in our letter dated April 10, 2008. In future filings, please revise your disclosure to provide a detailed discussion of the factors that resulted in the fair value of your Class B Common Stock to decline from a fair value of $2,037 per share as of March 31, 2006 to a fair value of $0 per share as of December 31, 2006 and then increase to a fair value of $1,692.40 per share as of December 31, 2007. Please note that you should provide such disclosure for your Class A Common Stock, as well. Please provide us with the disclosure you intend to include in future filings.

Critical Accounting Policies and Estimates, page 24

2. We note your response to comment 5 in our letter dated April 10, 2008, including the disclosure you included in your March 31, 2008 Form 10-Q. In future filings, please revise your disclosure regarding the determination of the fair market value of your Class A Common Stock and Class B Common Stock to disclose the method(s) used to estimate your enterprise value, including the material assumptions used in the corresponding method. Please also provide a sensitivity analysis of the material assumptions. Finally, please explain how you allocate the enterprise value among your equity securities, providing both qualitative and quantitative information. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

3. As previously requested, please revise your disclosure in future filings to state how you determine the fair value of the Class A Preferred Stock and Hillman Investment Company Class A Preferred Stock. If you have determined that the fair value of these two instruments is the liquidation value, please disclose the per share liquidation value for each instrument and explain why you believe the liquidation value is the fair value for each instrument.

Consolidated Balance Sheets, page 33

4. In future filings, please disclose the dollar amount of the Class A Preferred Stock included within stockholders' equity. Refer to Rule 5-02.29 of Regulation S-X for guidance.

4. Acquisitions, page 44

5. We note your response to comment 6 in our letter dated April 10, 2008. For the analysis of the inputs acquired, please provide us with a more detailed analysis as to how you determined that the acquisition of trade names, trademarks and customer lists provides you with the necessary inputs to continue to conduct normal operations after separation from Steelworks. For the analysis of the processes acquired, your reference to the continuation of customer distribution from Steelworks' Denver distribution facility does not identify the specific processes you obtained in this acquisition. Please provide us with this analysis. Your analysis should clearly demonstrate your compliance with paragraph 6 of EITF 98-3, which states, "[f]or a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers." Paragraph 6 of EITF 98-3 further states, "The assessment of whether a transferred set is a business should be made without regard to how the transferee intends to use the transferred set."

6. We note that the seller of Steelworks signed a non-compete agreement precluding them from selling to the transferred customers. However, it does not appear that you have included a fair value for this non-compete agreement. Please tell us what consideration you gave to this contractual arrangement in allocating the purchase price. Refer to paragraph A14 of SFAS 141 for guidance.

7. We note your response to comment 7 in our letter dated April 10, 2008. Specifically, you state, "[t]he Supply Agreement does not have any bearing on the Company's ability to provide the treaded rod product to the customer base." We further note that Steelworks primary products do not have patent protection or any other proprietary characteristics and can be purchased more economically from your existing suppliers. Finally, we note that Steelworks' customer base is identical to your customer base. In light of these facts, please provide us with a detailed explanation of the business purpose for the acquisition of Steelworks' trade names, customer lists and supply chain. Please also revise your disclosure in future filings. Refer to paragraph 51.b. of SFAS 141 for guidance.

8. As noted in comment 7, you have stated that you could purchase most of the products that Steelworks is supplying to you from your existing suppliers at more economical rate. We further note your disclosure in Note 4 that Steelworks is "the exclusive provider of metal shapes for a period of 10 years." Please confirm to us and clarify your disclosure in future filings, if accurate, that this statement means you are required to purchase all metal shapes products from Steelworks only for the next 10 years at a price in excess of the price you could obtain from your other suppliers. Please also tell us what consideration you have given to paragraphs 37(k) and A24 of SFAS 141 regarding this Supply Agreement.

13. Common and Preferred Stock, page 54

9. We note your response to the first bullet of comments 8 and 9 in our letter dated April 10, 2008. It remains unclear if you have disclosed all of the instances that management holders' of your Class A and Class B Common Stocks may redeem their shares. In this regard, we note your disclosure in your December 31, 2007 Form 10-K and your March 31, 2008 Form 10-Q, "[t]he put feature embedded in management's Class A Common Stock and Class B Common Stock allows redemption at the holders' option under certain circumstances." Please revise this statement in future filings to clarify what the "certain circumstances" are that management may redeem the Class A and Class B Common Stocks. Please provide us with the disclosure you intend to include in future filings.

10. As previously requested in the second bullet of comment 8 in our letter dated April 10, 2008, please revise your disclosure in future filings to state the fair market value and cost for your Class A and Class B Common Stocks as of the most recent balance sheet date. In this regard, we note that if management is terminated for cause, the Class A and Class B Common Stocks can be put back to you at the lower of the fair market value or cost.

14. Stock-Based Compensation, page 56

11. We note your response to comment 11 in our letter dated April 10, 2008. However, it remains unclear to us how you are accounting for the Class B Common Stock Options given the fact that the Class B Common Stock held by management is classified outside of permanent equity. With reference to paragraph 32 of SFAS 123R, please tell us and revise your disclosures in future filings to state how you are accounting for the Class B Common Stock Options in your consolidated financial statements.

12. We note your response to comment 12 in our letter dated April 10, 2008. As previously requested, please disclose the intrinsic value of the Class A Preferred Stock Options and the Hillman Investment Company Class A Preferred Stock Options for each balance sheet date.

13. We note your response to the second bullet of comment 9 in our letter dated April 10, 2008. Specifically, you state that paragraph 31 of SFAS 123R does not provide guidance on classification of awards with repurchase features. Paragraph 31 of SFAS 123R provides guidance for determining whether puttable shares should be classified as a liability or within equity. Footnote 18 to paragraph 31 of SFAS 123R notes that ASR 268 requires awards that are deemed equity securities for SFAS 123R purposes and contain redemption features that are outside the control of the issuer to be classified outside of permanent equity (i.e., temporary equity securities) for SEC registrants. We do not believe the presentation of these securities as temporary equity makes them liability-based awards as defined by SFAS 123R. Question 2 to SAB Topic 14:E discusses the appropriate accounting for these temporary equity securities. In your March 31, 2008 Form 10-Q, you state, "The repurchase feature of the Class B Common Stock requires classification as liability awards." A similar statement was made in your December 31, 2007 Form 10-K. These statements appear to contradict your presentation of and accounting for these securities as temporary equity. Please revise your disclosure in future filings to address our concerns. Please provide us with the disclosure you intend to include in future filings.

14. We note your response to the fourth bullet of comment 9 in our letter dated April 10, 2008. It remains unclear to us whether you have taken into account the vesting periods for the Class B Common Stock in determining the amount to recognize on the balance sheet. On page 58, you state that 400 of the 1,000 Class B shares issued and outstanding have vested with a fair value of $1,692.40 per share. As such, we would assume that the value of the Class B shares recognized on the face of the consolidated balance sheet would be $677 thousand and not $1.6 million. As previously requested, please tell us how you determined the $1.6 million carrying value for the Class B Common Stock in your consolidated balance sheet as of December 31, 2007. Please also revise your disclosure in future filings, as appropriate. Please provide us with the disclosure you intend to include in future filings, if any.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

8. Income Taxes, page 12

15. We note that you have computed the interim income tax provision (benefit) on a discrete period basis for each interim period for fiscal year 2006, 2007 and now 2008, as you are unable to reliably estimate pre-tax income (loss) for the annual period. However, we further note that you do disclose your estimated annual effective tax rate for the annual period in each of your fiscal year 2006-2008 interim financial statements. Please tell us the following:
- How you estimated the annual effective tax rate for each period given your statement that you are unable to reliably estimate your annual pre-tax income (loss).
- Why you believe it is appropriate to disclose the estimated annual effective tax rate if you believe it is an unreliable estimate.
- Why you do not estimate your income tax provision (benefit) for each interim period using the estimated annual effective annual tax rate.
- Why you do not update the estimated annual effective tax rate each interim period.
- Why you are unable to reliably estimate pre-tax income (loss) for the annual period for the nine-months ended September 30.

16. We note that the estimated effective rates used for your first and fourth quarters of fiscal years 2006 and 2007 vary significantly from your second and third quarters of fiscal years 2006 and 2007 estimated effective tax rates and from your estimated annual effective tax rate, as disclosed in the interim periods. Based on the estimated effective tax rate used for the three-months ended March 31, 2008 and your disclosed estimated annual effective tax rate for fiscal year 2008, it appears this trend may continue for fiscal year 2008. Please provide us with a comprehensive explanation as to why there is a significant amount of variability in the interim effective tax rates between the interim periods.

9. Common and Preferred Stock, page 13

17. In future filings, please disclose the fair value of your Class A Common Stock and Class B Common Stock for each balance sheet date presented.

18. We note that the Hillman Investment Company Class A Preferred Stock has been recognized as a liability for $54,927,000 on your consolidated balance sheets. We further note your disclosure on page 14 that this instrument is redeemable at its liquidation value of $1,000 per share. Finally, we note that there are 57,344.4 shares of Hillman Investment Company Class A Preferred Stock issued and outstanding. Please tell us why it does not appear as though you have recognized the entire liquidation value for this instrument of $57,344,400.

19. In future filings, please ensure your disclosures for the Class A Preferred Stock and the Hillman Investment Company Class A Preferred Stock include all outstanding shares as of each balance sheet date presented. In this regard, we note that you have not included the disclosure for the shares sold on July 31, 2006, which was included in your December 31, 2007 Form 10-K.

10. Stock-Based Compensation, page 15

20. We note the disclosure you have included on page 17 in response to comment 14 in our letter dated April 10, 2008. It is unclear to us how you determined that the reason for your use of intrinsic value for the Class A Preferred Stock Options and the Hillman Investment Company Class A Preferred Stock Options is because it is not possible for you to reasonably estimate the fair value at the grant date. In this regard, we note that you are able to estimate the fair value of the Class B Common Stock Options. It would appear that the selection of the intrinsic value for these options is based on the guidance in paragraph 38 of SFAS 123R that provides nonpublic entities, as defined by SFAS 123R, with the option of using fair value or intrinsic value. Please revise your disclosure in future filings to appropriate explain your accounting. Please provide us with the disclosure you intend to include in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief